UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SMX (Security Matters) Public Limited Company

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G8267K109

(CUSIP Number)

c/o Jessica Wasserstrom

4218 NE 2nd Avenue

Miami, FL 33137

(305) 573-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G8267K109

1.	Names of Reporting Persons Lionheart Equities, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,996,825 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,996,825 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,996,825
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.32% (2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages are presented as Class A Ordinary Shares (the “Ordinary Shares”) of SMX (Security Matters) Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (“Issuer”), on an as-converted basis.

(1)

Consists of: (i) 1,161,575 Ordinary Shares and (ii) 1,835,250 Ordinary Shares issuable to Lionheart Equities, LLC (“Lionheart Equities”) upon the exercise of warrants originally issued on or about November 3, 2021, each to purchase one Ordinary Share at an exercise price of $11.50 per share and exercisable within 30 days after March 7, 2023 (“Parent Warrants”).

(2)

The percentage of class was calculated based on 22,501,306 Ordinary Shares outstanding as of March 7, 2023, as reported in the Lionheart III Corp’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2023, and assuming the conversion of all Parent Warrants owned by Lionheart Equities into Ordinary Shares, in accordance with Rule 13d-3(d)(1)(i) under the Act.

1.	Names of Reporting Persons Ophir Sternberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,996,825 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,996,825 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,996,825
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.32% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of: (i) 1,161,575 Ordinary Shares and (ii) 1,835,250 Ordinary Shares underlying the Parent Warrants owned by Lionheart Equities, over which Ophir Sternberg (“Mr. Sternberg”) holds sole voting and investment control as the sole manager.

(2)

The percentage of class was calculated based on 22,501,306 Ordinary Shares outstanding as of March 7, 2023, as reported in the Lionheart III Corp’s Current Report on Form 8-K filed with the SEC on March 13, 2023, and assuming the conversion of all Parent Warrants owned by Lionheart Equities, into Ordinary Shares, in accordance with Rule 13d-3(d)(1)(i) under the Act.

EXPLANATORY NOTE

On March 7, 2023 (the “Closing Date”), Lionheart III Corp, a Delaware corporation (“Lionheart”), Security Matters Limited, a formerly publicly traded company on the Australian Securities Exchange (“SMX Australia”), Issuer (f/k/a Empatan Public Limited Company), a public limited company incorporated in Ireland (the “SMX PLC”), and Aryeh Merger Sub, Inc., a Delaware corporation (“Merger Sub”) consummated the previously announced business combination (the “Business Combination”), pursuant to the terms of the Business Combination Agreement (the “BCA”) and the Scheme Implementation Deed (the “SID”), dated July 26, 2022, as amended, by and among Lionheart, SMX Australia, SMX PLC and, in the case of the BCA, Merger Sub.

Subject to the terms of the BCA and the SID, all SMX Australia shares were cancelled in return for the issuance of Class A ordinary shares, nominal value of $0.0001, of SMX PLC (the “Ordinary Shares”), to all SMX Australia shareholders, and SMX PLC received one share in SMX Australia (resulting in SMX Australia becoming a wholly owned subsidiary of SMX PLC). Additionally, Merger Sub merged with and into Lionheart, with Lionheart surviving as a wholly owned subsidiary of SMX PLC, with each non-redeemed share of Lionheart Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and each share of Lionheart Class B common stock being exchanged for one Ordinary Share. Each Lionheart warrant to purchase Class A Common Stock was automatically adjusted to become exercisable in respect of Ordinary Shares instead of Class A Common Stock.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Issuer’s Ordinary Shares. The principal executive officers of the Issuer are located at Mespil Business Centre, Mespil House Sussex Road, Dublin 4 Ireland.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly by Lionheart Equities and Mr. Sternberg and (together, the “Reporting Persons,” and each, a “Reporting Person”).

(b)	The business address of each Reporting Person is c/o Lionheart Equities, LLC, 4218 NE 2nd Avenue, Miami, FL 33137.

(c)	The principal business of: (i) Lionheart Equities is to hold the shares of the Issuer and other special purpose acquisition companies; and (ii) Mr. Sternberg is serving as a director of the Issuer.

(d)	During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Lionheart Equities is a limited liability company organized under the laws of the State of Delaware. Mr. Sternberg is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 hereof are incorporated herein by reference.

The Ordinary Shares reported in this Schedule 13D were acquired as follows:

•

1,161,575 Ordinary Shares held by Lionheart Equities were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding share of Class B Common Stock of Lionheart issued prior to the initial public offering of Lionheart was automatically converted into Ordinary Shares on a one-for-one basis.

•

1,856,250 Ordinary Shares issuable to Lionheart Equities, issuable upon exercise of Parent Warrants, were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding warrant to purchase Class A Common Stock of Lionheart was automatically adjusted to become exercisable in respect of Ordinary Shares instead of Class A Common Stock.

•

26,250 Ordinary Shares held by Lionheart Equities were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding Unit issued in a private placement in connection with the initial public offering of Lionheart was separated into its components, comprising one share of Class A Common Stock and one-half of one warrant to purchase Class A Common Stock. Upon the consummation of the Business Combination, each share of Class A Common Stock was automatically converted into one Ordinary Share and each warrant to purchase Class A Common Stock was automatically adjusted to become exercisable in respect of Ordinary Shares instead of Class A Common Stock.

Item 4. Purpose of Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

Each Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions either Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or, subject to its contractual obligations, sell or otherwise transfer all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, each Reporting Person may engage in discussions with other members management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Depending on various factors, including those discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect to any of the matters listed in Items 4(a)–(j) of Schedule 13D at any time.

Item 5. Interest in Securities of the Issuer

(a)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(b)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(c)	The Reporting Person has not engaged in any transaction in Ordinary Shares in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 above.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended & Restated Registration Rights Agreement

In connection with closing of the Business Combination, on February 23, 2023, Lionheart Equities, SMX PLC and the Original Holders listed on Schedule A therein, entered into an Amended and Restated Registration Rights Agreement pursuant to which, the Lionheart Equities and the Original Holders have customary demand and piggyback registration rights in connection with the Ordinary Shares issued to them in exchange for each share of Class A Common Stock and Lionheart Class B common stock.

The foregoing description of the Amended and Restated Registration Rights is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 99.1 and incorporated herein by reference.

Lock-Up Agreement

In connection with closing of the Business Combination, on February 23, 2023, SMX PLC and certain shareholders entered into a Lock-up Agreement pursuant to which, among other things, such shareholders agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Ordinary Shares beneficially owned by such shareholders immediately following the closing of the Business Combination (the “Lock-Up”), subject to certain exceptions set forth in each Lock-up Agreement, including the ability of the shareholders to pledge any such Ordinary Shares in connection with securing financing or otherwise. Certain directors and officers of SMX Australia and Lionheart entered into Lock-up Agreements that terminate upon the earlier to occur of (a) fourteen months after the closing of the Business Combination and (b) if, subsequent to the closing of the Business Combination, SMX PLC consummates a liquidation, merger, stock exchange or other similar transaction which results in all of SMX PLC’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, provided that 10% of the Ordinary Shares will not be subject to the Lock-Up and 25% of the Ordinary Shares that are subject to the Lock-Up will no longer be subject to the Lock-Up if the Ordinary Shares trade at or above $12.50 per share for twenty (20) Nasdaq Stock Market trading days in any 30-day period commencing after the closing of the Business Combination. Lionheart Equities and its members (other than those members that entered into the fourteen month Lock-up Agreement referenced above) entered into Lock-up Agreements that terminate upon the earlier to occur of (a) six months after the closing of the Business Combination and (b) if, subsequent to the closing of the Business Combination, SMX PLC consummates a liquidation, merger, stock exchange or other similar transaction which results in all of SMX PLC’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property provided that 10% of the Ordinary Shares will not be subject to the Lock-Up and 25% of the Ordinary Shares will no longer be subject to the Lock-Up if the Ordinary Shares trade at or above $12.50 per share for twenty (20) Nasdaq Stock Market trading days in any 30-day period commencing after the closing of the Business Combination.

The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the full text of the Lock-up Agreement, copies of which are included as Exhibit 99.2 and Exhibit 99.3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

99.1	Amended and Restated Registration Rights Agreement by and between Empatan Public Limited Company (n/k/a SMX (Security Matters) Public Limited Company), Lionheart Equities, LLC and the Holders.

99.2	Lock-Up Agreement, by and between Empatan Public Limited Company (n/k/a SMX (Security Matters) Public Limited Company) and Ophir Sternberg.

99.3	Lock-Up Agreement, by and between Empatan Public Limited Company (n/k/a SMX (Security Matters) Public Limited Company) and Lionheart Equities, LLC

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Schedule 13D is true, complete and correct.

Date: March 20, 2023
LIONHEART EQUITIES, LLC

	By:	/s/ Ophir Sternberg
Name: Ophir Sternberg
Title: Member

/s/ Ophir Sternberg
Ophir Sternberg